April 11, 2007

Ms. Vanessa Robertson
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:     Guangzhou Global Telecom, Inc.
Item 4.01 Form 8-K
Filed April 6, 2007
File No. 333-130937

Dear Ms. Robertson:

We represent Guangzhou Global Telecom, Inc. (“Company”). We are in receipt of your letter dated April 9, 2007 regarding the above referenced filing and the following are our responses:

Item 4.01 (a)

1.
Please revise paragraph (iii) to state whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding dismissal there were any disagreements with the former accountant. You should specify the “subsequent interim period” as the “interim period through April 4, 2007.”

Answer: This paragraph has been revised accordingly.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Answer: An updated consent letter from the former accountant has been added.

Very truly yours,

ANSLOW & JACLIN, LLP

By:       /s/ Gregg E. Jaclin
GREGG E. JACLIN